Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.
Commission File No.: 1-10323

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

The information filed herewith was first posted on UAL’s employee intranet on May 10, 2010.

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Updated FAQs on Let's Fly Together Site on SkyNet
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Since Monday's announcement, we have received questions from leaders and employees around the company about our intent to merge with Continental Airlines. As we committed, we're going to continue to track your questions and update the Let's Fly Together site on SkyNet with answers when we have them.

While there are many questions to which we don't have answers yet, you can stay updated by visiting the frequently asked questions on SkyNet.

We've added some additional questions and answers to the FAQ based on your feedback.  If you have additional questions, please submit them using this link: [intranet hyperlink].

Please continue to visit the SkyNet site and http://www.unitedcontinentalmerger.com for more information.

Frequently Asked Questions

Products

Q.	What will our product / fleet makeup be like? How many classes of service will we have?

A.
There are many questions about the merged airline’s products. These decisions have not been made yet. Glenn Tilton and Jeff Smisek will jointly head an integration planning team, made up of people from both airlines, to plan integration decisions like these over the coming months prior to the legal close of the merger. United remains committed to fulfilling all existing aircraft orders.

Integration Planning Team and Process

Q.	When and how is the integration planning team being determined? What can we expect from it?

A.
Glenn Tilton and Jeff Smisek will jointly head the integration planning team, which will involve a dedicated team of employees, comprising people from both companies.   The integration planning work will be separate from the work that most of our people will be focused on: safely running a great airline and continuing the momentum we have under way to improve our performance. We expect to communicate more on the integration planning process in the coming weeks.

Q.	How will we integrate workforces and what is the timeline?

A.
This can’t legally happen until after the merger closes. Although there is no specified timeline for these decisions, we are committed to working throughout the integration to ensure that we have fair and equitable processes leading to results that are timely and transparent. We don’t know when this process will be complete, but we will work with employees and unions promptly to resolve these issues and will communicate the answers as soon as we are able.

Q.	How will we integrate the cultures of the two companies?

A.
Focus on 5 and our guiding principles are at the foundation of all we do. We are committed to running a good airline and creating a community of respect, always with safety as our first priority.  As we are doing by combining the brands of both airlines, with the Continental logo, livery and colors and the United name, we will continue to work to bring together the best qualities of both companies in the combined airline.

Q.	Between now and closing, how do we ensure that we continue momentum toward making the right decisions for the business?

A.
The announcement doesn’t affect our jobs today — it should continue to be business as usual. Just as we do every day, we will continue our commitment to our Focus on 5 business agenda and to ensuring we deliver the service our customers expect, always with safety as our first priority. Some employees will be asked to participate on dedicated integration planning teams focused on effectively combining our two companies. Most importantly, we need to continue building on our current momentum and finish the year strong.

Represented Employees

Q.	How does the pending merger impact Section 6 negotiations?

A.	We will continue our current Section 6 negotiations with all of our unions to reach agreements, recognizing that such discussions should contemplate the implications of the anticipated merger.

Q.	What if our work groups have two different unions?

A.
Merging each of the work groups will be done in the same manner – on a fair and equitable basis. When there is a question about who represents a combined work group, the issue must be resolved by the National Mediation Board (NMB), the governmental body responsible for deciding representation matters in airlines.  The NMB will call for an election, and then United and Continental employees’ votes will determine the outcome for that work group.

Q.	If I work in a non-union work group, will my group automatically become part of a union?

A.
No. The determination about whether the combined work group will be represented by a union will be made by the NMB. Generally, the call for a union representation election is made by a union (the company cannot call for a representation election). Once the NMB holds an election, CO and UA employees will vote to decide if they want a union for the work group.

Q.	How will the seniority lists be merged?

A.
This is a key issue in every airline merger. Seniority is integrated on a work group-by-work group basis, and even though the federal McCaskill-Bond law sets the standards, the details and specifics of the process can be different for each group.  For unionized work groups, the seniority integration is primarily determined and controlled by the union, not the company. For non-union groups, we are committed to ensuring that all seniority integration be done in a fair and equitable manner. We are unable to provide a timeline yet for when the various seniority integrations will occur.

Q.	In light of the merger, will furloughed employees be recalled, and if so, how soon?

A.	It depends upon the needs of the company. After the merger, recalls will depend on the work rules for and the business needs of the combined company.

Compensation and Benefits

Q.	Continental has a defined benefit retirement plan and United has a 401(k) plan. What kind of benefit program will the combined company have?

A.
For now, we will maintain our current pay and benefit programs until the merger closes. Both companies are committed to driving a performance culture and offering market-competitive rewards and compensation to attract and retain a highly talented workforce. Once the merger closes, we will work to implement a compensation and benefit program that will enable the combined company to meet its goals.

Facilities

Q.	How will this affect the planned move to Willis Tower?

A.	As was originally announced, the operation and management headquarters for the combined airline will be in Chicago. We remain committed to the planned move to Willis Tower and its timeline.

Q.	Where will our pilot training center be located? Will the SFO maintenance base close?

A.
Until the merger closes, United and Continental will continue to operate as independent companies.  It will be business as usual, as we stay focused on running a successful airline. Today, operating as independent companies, United and Continental continually evaluate their facilities needs in the context of their ongoing business operations. Those types of decisions will continue as United and Continental fully integrate their operations after the merger closes.

Important Information For Investors And Stockholders
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  UAL will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS OF CONTINENTAL ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about UAL and Continental, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Continental in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010.  These documents can be obtained free of charge from the sources indicated above.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.
UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.